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Exhibit 12.1

Aquila, Inc.
Ratio of Earnings to Fixed Charges

	Twelve Months Ended March 31,			Year Ended December 31,
	Pro Forma 2005	2005	2004	Pro Forma 2004	2004	2003	2002	2001	2000
	Dollars in millions
Income (loss) from continuing operations before income taxes	$(497.2)	$(434.1)	$(525.3)	$(632.3)	$(562.5)	$(501.1)	$(1,918.2)	$348.5	$288.0
Add (Subtract):
Equity in earnings of investments	—	—	(47.1)	(2.1)	(2.1)	(69.6)	(166.9)	(119.3)	(159.8)
Dividends and fees from investments	.5	.5	26.5	1.5	1.5	48.6	87.9	55.5	74.4
Minority interest in income (loss) of subsidiaries	—	—	—	—	—	—	(7.8)	20.1	1.4
Total interest expense	242.0	258.1	305.0	263.7	273.1	296.9	255.2	223.1	215.0
Interest capitalized	—	—	—	—	—	—	(1.3)	(1.9)	—
Portion of rents representative of an interest factor	12.3	12.3	19.8	13.6	13.6	20.5	22.3	16.5	13.9

Income (loss), as adjusted	$(242.4)	$(163.2)	$(221.1)	$(355.6)	$(276.4)	$(204.7)	$(1,728.8)	$542.5	$432.9

Fixed Charges:
Interest on long-term debt	$237.9	$254.0	$279.9	$255.2	$264.6	$278.0	$238.9	$210.9	$197.1
Interest on short-term debt	4.1	4.1	25.1	8.5	8.5	18.9	16.3	12.2	17.9
Portion of rents representative of an interest factor	12.3	12.3	19.8	13.6	13.6	20.5	22.3	16.5	13.9

Fixed Charges	$254.3	$270.4	$324.8	$277.3	$286.7	$317.4	$277.5	$239.6	$228.9

Ratio of Earnings to Fixed Charges	— (a)	— (a)	— (a)	— (a)	— (a)	— (a)	— (a)	2.26	1.89

(a)
Ratio amount not shown due to a coverage deficiency in the amount of $433.6 million and $545.9 million for the twelve months ended March 31, 2005 and 2004, respectively, and $563.1 million, $522.1 million and $2,006.3 million for the years ended December 31, 2004, 2003 and 2002, respectively. Pro forma coverage deficiency of $496.7 million and $632.9 million for the twelve months ended March 31, 2005 and year ended December 31, 2004, respectively, assumes conversion of 100% of the outstanding PIES.

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Aquila, Inc. Ratio of Earnings to Fixed Charges